SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           Schedule 13G

            Under the Securities Exchange Act of 1934
                      (Amendment No.______)*


   Ameriwood Industries International Corporation
                         (Name of Issuer)

                    Common Stock, $1 Par Value
                  (Title of Class of Securities)

                             03077110
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement _X_ .
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).











                     Page 1 of 5 Pages

CUSIP No. 03077110             13G              Page 2 of 5 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ameriwood Industries Affiliated Employee Stock Ownership and Savings Plan 38-0983612

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  x

                                                            (b)

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

                      5.   SOLE VOTING POWER
    Number of              0
     Shares
  Beneficially        6.   SHARED VOTING POWER
    Owned By               0
      Each
    Reporting         7.   SOLE DISPOSITIVE POWER
     Person                0
      With
                      8.   SHARED DISPOSITIVE POWER
                           592,714

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      592,714

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      14.15%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      EP









CUSIP NO. 03077110             13G              Page 3 of 5 Pages

Item 1(a) Name of Issuer:

          Ameriwood Industries International Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

          171 Monroe Avenue, N.W., Suite 600
          Grand Rapids, MI  49503

Item 2(a) Name of Person Filing:

          Ameriwood Industries Affiliated Employee Stock Ownership and Savings Plan

Item 2(b) Address of Principal Business Office or, if None, Residence:

          171 Monroe Avenue, N.W., Suite 600
          Grand Rapids, MI  49503

Item 2(c) Citizenship:

          United States of America

Item 2(d) Title of Securities:

          Common Stock, $1 Par Value

Item 2(e) CUSIP Number:

          03077110

Item 3 Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; See Rule 13d-1(b)(1)(ii)(F).

Item 4    Ownership:

          Ownership details are disclosed in Items 5 through 11 on the cover sheet preceding this portion of Schedule 13G. Ameriwood Industries Affiliated Employee Stock Ownership and Savings Plan, through its administrative committee, Joseph J. Miglore, James R. Meier,
          David N. Kraker, Richard L. Compton, Leon J. Dodd, Gregory C. Horvath, Dawne C. Kennedy and Mary K. Miller, shares dispositive power but has no voting power. Each member of the administrative committee disclaims beneficial ownership of the shares discussed in Items 5 through 11 on the cover sheet preceding this portion of Schedule 13G. This Schedule 13G is filed on behalf of the members of the Affiliated Employee Stock Ownership and Savings Plan's administrative committee.

CUSIP NO. 03077110             13G              Page 4 of 5 Pages

Item 5    Ownership of Five Percent or Less of a Class:

          Not applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

          The administrative committee of the Ameriwood Industries Affiliated Employee Stock Ownership and Savings Plan shares dispositive power with the institutional custodians of the Affiliated Employee Stock Ownership and Savings Plan, but has no voting power. As noted in
          Item 4, each member of the administrative committee disclaims ownership of the shares discussed in Items 5 through 11 of the cover sheet preceding this portion of Schedule 13G.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by Parent Holding Company:

          Not applicable.

Item 8    Identification and Classification of Members of the Group:

          Not applicable.

Item 9    Notice of Dissolution of Group:

          Not applicable.

Item 10   Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.









CUSIP NO. 03077110                13G              Page 5 of 5 Pages


                            SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        AMERIWOOD INDUSTRIES AFFILIATED
                                        EMPLOYEE STOCK OWNERSHIP AND
                                        SAVINGS PLAN


Dated:       June 29, 1995         By   /s/ Joseph J. Miglore
                                        Joseph J. Miglore



CUSIP NO. 03077110             13G              Page 5 of 5 Pages




                              And        /s/ James R. Meier
                                         James R. Meier

                              And        /s/ David N. Kraker
                                         David N. Kraker

                              And        /s/ Richard L. Compton
                                         Richard L. Compton

                              And        /s/ Leon J. Dodd
                                         Leon J. Dodd

                              And        /s/ Gregory C. Horvath
                                         Gregory C. Horvath

                              And        /s/ Dawne C. Kennedy
                                         Dawne C. Kennedy

                              And        /s/ Mary K. Miller
                                         Mary K. Miller

                                         Members of Administrative Committee


               Agreement to File Joint Schedule 13G


     Joseph J. Miglore, James R. Meier, David N. Kraker, Richard L. Compton, Leon J. Dodd, Gregory C. Horvath, Dawne C. Kennedy and Mary K. Miller, the administrative committee of the Ameriwood Industries Affiliated Employee Stock Ownership and Savings Plan, agree that the Schedule 13G to which this Agreement is attached, is filed on behalf of each of them. These parties sign below, to note their agreement that this Schedule 13G is filed on behalf of each of them.

                                         AMERIWOOD INDUSTRIES AFFILIATED
                                         EMPLOYEE STOCK OWNERSHIP AND
                                         SAVINGS PLAN


Dated:       June 29, 1995         By    /s/ Joseph J. Miglore
                                         Joseph J. Miglore



                              And        /s/ James R. Meier
                                         James R. Meier

                              And        /s/ David N. Kraker
                                         David N. Kraker

                              And        /s/ Richard L. Compton
                                         Richard L. Compton

                              And        /s/ Leon J. Dodd
                                         Leon J. Dodd

                              And        /s/ Gregory C. Horvath
                                         Gregory Horvath

                              And        /s/ Dawne C. Kennedy
                                         Dawne C. Kennedy

                              And        /s/ Mary K. Miller
                                         Mary K. Miller

                                         Member of Administrative Committee